EXHIBIT 99.2

17 October 2006	$1,000,000

SECURED PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Kenneth M. Borow, M.D. (“Borrower”), promises to pay to Richard D. Propper, M.D. (“Lender”), the aggregate sum of one million dollars ($1,000,000), plus accrued simple interest thereon, subject to the following terms and conditions as amended herein.

1.	This Secured Promissory Note dated 17 October 2006 amends and supersedes certain terms and conditions of the prior Note dated 20 August 2005.

2.	Due Date. Payments are due as set forth below in Paragraph 4 b.

3.	Interest. Simple interest shall accrue at the rate of 3% commencing from 20 August 2000 through 31 December 2007.

4.	Payment of principal and interest will be made either by cash or Covalent Common Stock as set forth below:

a.	The total amount of interest is due and payable together with the principal no later than 31 December 2007. These payments may be made in Common Stock of Covalent Group, Inc. (the “Stock”), cash, or a combination of Stock and cash as set forth in paragraphs 4b. and 4c. below.

b.	A staged payout of the principal amount of the Note will be as follows:

i.	$100,000 on or before 31 December 2006

ii.	$100,000 on or before 28 February 2007

iii.	$100,000 on or before 30 April 2007

iv.	$200,000 on or before 31 July 2007

v.	$250,000 on or before 30 September 2007

vi.	$250,000 on or before 31 December 2007

c.	Interest on the Note will be due and payable, based on the terms set forth in Paragraph 3 above, on or before 31 December 2007.

5.	Security Interest. In order to secure payment of the sums due Lender hereunder, Borrower grants to Lender a security interest in Four Hundred Sixty Thousand (460,000) shares of Stock together with an assignment separate from certificate executed by Borrower directing Covalent Group, Inc. or its transfer agent to transfer the Stock to Lender. Lender is entitled to direct such transfer in the event of any default hereunder.

6.	Expenses of Collection. In the event that Borrower shall be in default under this note he shall be liable for any expenses incurred by Lender in connection with efforts to collect any amount due to Lender hereunder, including reasonable attorney’s fees.

7.	Nature of Transaction. Borrower agrees and affirms that this note is entered into for commercial purposes and is not made in connection with a personal or consumer transaction.

8.	Governing Law. This note shall be governed by the laws of the State of California, without regard to its conflict of laws principles.

IN WITNESS WHEREOF, the parties hereto set their hands and seal this 17th day of October, 2006.

Kenneth M. Borow, M.D.	Richard D. Propper, M.D.

/s/ Kenneth M. Borow, M.D.	/s/ Richard D. Propper, M.D.